Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 17, 2007

Relating to Preliminary Prospectus dated December 27, 2006

Registration No. 333-137861

On December 27, 2006 Vaughan Foods, Inc. (“Vaughan”) filed Amendment No. 1 to the above Registration Statement. The prospectus dated December 27, 2007 filed as part of that Amendment was subsequently delivered to prospective investors. This free writing prospectus is intended to clarify and update disclosures contained in that prospectus.

Vaughan’s right to redeem some or all of the Class A warrants as specifically stated in the description of the Class A warrants on page 52, may only be effected any time after the closing price for our Common Stock, as reported on the principal market on which our stock trades, is at or above 200% of the unit offering price for any 5 consecutive days. The cover page of the prospectus failed to make explicit this limitation on Vaughan’s right of redemption.

As stated in the Underwriting section of the prospectus, Paulson will receive a warrant to purchase 277,778 Units as part of the agreed payments to the representative of the underwriters. While properly noted at various places in the prospectus, the cover page mistakenly refers to 500,000 Units to be issued to Paulson.

Vaughan’s secured bank line of credit, as described under “Description of Certain Indebtedness” in the prospectus notes an informal agreement with its lender subject to approval of Vaughan’s credit and the execution of a formal note extension agreement, to extend the line until April 30, 2007. Since that date, the lender has confirmed by e-mail its commitment to extend the line until April 30, 2007, but still subject to those same conditions.

Vaughan may not issue any incentive or non-incentive stock option is pursuant to its Equity Incentive Plan with an option price of less than 100% of the fair market value of the shares on the date of grant. The Management section of the prospectus does not clearly state this requirement, as it refers to a potentially lower option price for non-incentive stock options in some places.

To view a copy of our current Registration Statement click on the following link: http://www.sec.gov/archives/edgar/data/1376556/000093041306008898/0000930413-06-008898-index.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-433-9045.

Any disclaimers or other notices that may appear below or elsewhere within the email are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an electronic mail system.

PAULSON INVESTMENT COMPANY, INC.	CAPITAL WEST SECURITIES INC.